
May 23, 2023

David J. Mehok
Chief Financial Officer
Q2 Holdings, Inc.
10355 Pecan Park Boulevard
Austin, Texas 78729

  Re: Q2 Holdings, Inc.
    Form 8-K Furnished February 21, 2023
    File No. 001-36350

Dear David J. Mehok:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology